[redacted]

12010571

KG 3/31

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
121

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41940

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cantone Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

766 Shrewsbury Avenue
(No. and Street)

Tinton Falls	NJ	07724
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Walsh — 732-450-3500 ext.121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ParenteBeard LLC
(Name – *if individual, state last, first, middle name*)

1800 Byberry Road, Suite 1100,	Huntingdon Valley,	PA	19006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 4/2

OATH OR AFFIRMATION

I, Peter J. Walsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cantone Research, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT W. CROWTHER, III
Notary Public
State of New Jersey
My Commission Expires 02/10/2013

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cantone Research, Inc.

Statement of Financial Condition

December 31, 2011

ParenteBeard

CONFIDENCE THROUGH CLARITY

Cantone Research, Inc.

Statement of Financial Condition

December 31, 2011

Cantone Research, Inc.

Table of Contents
December 31, 2011

ParenteBeard

Independent Auditor's Report

Board of Directors
Cantone Research, Inc.

We have audited the accompanying statement of financial condition of Cantone Research, Inc. as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cantone Research, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

ParenteBeard LLC

Huntingdon Valley, Pennsylvania
February 27, 2012

Cantone Research, Inc.

Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$	33,061
Commissions receivable		85,295
Investments, at fair value		1,729,693
Prepaid expenses		44,678
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation		17,752
Total assets	$	1,910,479

Liabilities and Stockholder's Equity

Liabilities		
Line of credit	$	-
Payable to clearing organization		175,506
Commissions payable		39,734
Accounts payable and accrued expenses		24,151
Securities sold, not yet purchased, at fair value		5,000
Total liabilities		244,391
Stockholder's Equity		
Common stock, no par value, 1,000 shares authorized, issued and outstanding		50,000
Additional paid - in capital		1,558,000
Retained earnings		58,088
Total stockholder's equity		1,666,088
Total liabilities and stockholder's equity	$	1,910,479

See notes to financial statements

1. Business and Organization

Cantone Research, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is an introducing broker-dealer for its clients and clears its securities transactions on a fully disclosed basis primarily through First Clearing Corporation ("FCC").

2. Securities and Exchange Commission Rule 15c3-3 Exemption

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii), under which provision the Company must carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker-dealer, and not otherwise hold funds or securities for, or owe money or securities to its customers. The Company was not in possession of any customer funds at December 31, 2011.

3. Significant Accounting Policies

Basis of Presentation

The financial statement includes all the accounts of the Company. The Company is engaged in a single line of business as an introducing broker-dealer for its clients.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Commission

Transactions in securities, including the related commission revenues and expenses, are recorded on a trade-date basis as securities transactions occur.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Investments

Investments are recorded at fair value in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 320, Investments. Trading gains and losses, which are composed of both realized and unrealized gains and losses, from all security transactions entered into for the account and risk of the Company are recorded using the specific identification method on a trade-date basis.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method over estimated useful lives of three, five and seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Concentration of Credit Risk

At times throughout the year, the Company had cash balances in excess of Federally insured limits. Cash accounts at banks are currently insured by the FDIC up to $250,000.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Income Taxes

The Company, with the consent of its sole stockholder, has elected to be taxed as an S corporation for both Federal and New Jersey corporate income tax purposes. In lieu of Federal corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for current year federal income taxes has been included in the financial statements. In New Jersey, "S" corporations pay a reduced rate corporate income tax and are subject to a minimum tax.

The Company follows the provisions of FASB ASC 740, *Income Taxes*. This standard provides guidance on accounting for income taxes, including uncertain tax positions.

No interest and penalties related to income taxes have been recognized in the accompanying financial statements. The Company believes there are no uncertain tax positions. The Company is no longer subject to income tax audits for years before 2008.

Recent Accounting Pronouncement

Fair Value Measurements

In January 2010, the FASB issued guidance which requires, in both interim and annual financial statements, for assets and liabilities that are measured at fair value on a recurring basis, disclosures regarding the valuation techniques and inputs used to develop those measurements. It also requires separate disclosures of significant amounts transferred in and out of Level 1 and Level 2 fair value measurements and a description of the reasons for the transfers. This guidance was effective for the Company beginning on April 1, 2011 and is required to be applied prospectively to new or significantly modified revenue arrangements. The adoption of this guidance did not have a material impact on the Company's operating results, financial position or cash flows.

In May 2011, the FASB issued FASB Accounting Standards Update ("ASU") No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements. The amendments in this ASU generally represent clarifications of Topic 820, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This ASU results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements. The amendments in this ASU are to be applied prospectively and are effective during interim and annual periods beginning after December 15, 2011. Management of the Company currently believes that the adoption of this ASU will not have a material impact on the Company's operating results, financial position or cash flows.

Subsequent Events

In preparing this financial statement, the Company has evaluated subsequent events and transactions for potential recognition and disclosure through February 27, 2012, the date the financial statement was available to be issued.

4. Deposits with Clearing Organization

The Company has entered into an agreement with FCC whereby all orders of the Company's customers to buy or sell securities are to be cleared through FCC on a fully-disclosed basis. Under this agreement, the Company is required to maintain a minimum deposit of $250,000 in cash or marketable securities. At December 31, 2011, the Company held marketable trading securities with a market value of $1,598,093 with FCC.

5. Investments

At December 31, 2011, investments consisted of the following:

Securities, trading - common stock	$	1,433,007
Securities, trading - municipal bonds		165,086
Other investments		131,600
	$	1,729,693

At December 31, 2011, other investments consisted of the following:

Certificate of Participation in promissory notes (See Note 13)	$	30,000
10% Subordinated Convertible Debentures Series A - American Bio Medica Corp.		100,000
200,000 shares - LMS Medical Systems, Inc.		600
AgChoice Farm Credit Classic common stock		1,000
	$	131,600

6. Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that consist with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Following is a description of the valuation methodologies used for assets measured at fair value:

Securities – common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Securities – municipal bonds: Valued at the closing value reported by pricing services of the security held at the Company at year-end.

Other investments: Valued at fair value as estimated by management based upon expected cash flows.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2011.

	Assets at Fair Value as of December 31, 2011			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets				
Securities – common stock	$ 1,433,007	$ -	$ -	$ 1,433,007
Securities – municipal bonds	-	165,086	-	165,086
Other investments	-	-	131,600	131,600
	$ 1,433,007	$ 165,086	$ 0	$ 1,729,693
Liabilities				
Securities sold, not yet purchased -options	$ 5,000	$ -	$ -	$ 5,000

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2011:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Other Investments
Beginning balance	$ 352,000
Total gains or losses (realized/unrealized)	(400)
Purchases	530,000
Repayments	(750,000)
Transfers in and/or out of Level 3	-
Ending balance	$ 131,600
The amount of total gains or losses for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$ (400)

7. Line of Credit

The Company has available, through June 14, 2013, an unsecured line of credit of $500,000 with AGChoice Farm Credit. The line of credit is guaranteed by the sole stockholder and his spouse. The interest rate is at the bank's prime rate and is reset monthly based on the 15th day of the preceding month. The effective interest rate was 3.25% at December 31, 2011. At December 31, 2011, the Company had no amounts outstanding under the line of credit.

8. Income Taxes

The Company has not provided for deferred taxes for state income tax purposes because there are no significant temporary differences in the recognition of expenses for financial and income tax reporting. The New Jersey state net operating loss ("NOL") of approximately $222,000 will be carried forward to offset future New Jersey taxable income. If not used, the carryforward will expire in 2028.

9. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2011, the Company's net capital was $1,184,618, which was $1,084,618 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 21%.

10. Leases

The Company leases its main office in New Jersey under a lease that has been extended to March 31, 2012. Rental expense for 2011 amounted to $74,830.

The Company also leases two office equipments under operating leases. The first lease is at the rate of $516 per month, which expires in August 2015. The second lease is at rate of $537 per quarter, which expires in October 2015. Rental expense for office equipment for 2011 amounted to $9,911.

Future minimum lease payments under the non-cancelable operating leases are as follows:

Years ending December 31,:	
2012	$ 29,718
2013	8,338
2014	8,338
2015	5,917
	$ 52,311

It is expected that, in the normal course of business, the leases will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum operating lease commitments will not be less than the expense incurred in 2011.

11. 401(k) Plan

The Company provides a 401(k) profit sharing plan. The Company does not match the contributions by the participating, eligible employees.

12. Commitments and Contingencies

The Company is subject to claims and legal proceedings which have arisen in the ordinary course of its business and have not been finally adjudicated. The actions arise from a matter involving a former employee who has admitted the he committed fraud outside the Company while in the employ of the Company and also while in the employ of several prior broker-dealer employers. The Company has been named as a co-defendant along with the prior employers of the former employee in actions initiated by the victims of the fraud. The claims seek substantial damages and the Company is unable to estimate the magnitude of its exposure at this time. The Company is defending vigorously against these actions. Management believes, based upon discussion with counsel, that the outcome of these matters will not have a material effect on the Company's financial position, the results of operations, or its cash flows.

Customer transactions are cleared through a clearing organization on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing organization may charge the Company for any losses incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with the clearing organization margin requirements.

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2011 settled with no adverse effect on the Company's financial condition.

13. Related Party Transactions

The Company purchased a certificate of participation in the promissory notes of two unrelated Georgia entities that operate senior living and assisted living facilities from Chestnut Financial LLC, which is wholly-owned by the sole stockholder of the Company, in the amount of $30,000. The interest rate received on the promissory note is at the annual rate of ten percent (10%). Interest income amounted to $2,250 for the year ended December 31, 2011.